

January 17, 2024

Michael Murphy
Vice President and Interim Chief Financial Officer
Duluth Holdings, Inc.
201 East Front Street
Mount Horeb, WI 53572

> **Re: Duluth Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2023**
> **Item 2.02 Form 8-K filed November 30, 2023**
> **File No. 001-37641**

Dear Michael Murphy:

We have reviewed your filings and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Item 2.02 Form 8-K filed November 30, 2023

Exhibit 99.1
Summary of the Third Quarter Ended October 29, 2023, page 1

1. In your press release, you disclose the Non-GAAP measures, Adjusted EBITDA and Free Cash Flow. Please disclose the most comparable GAAP measures, Net Loss and Net Cash Used in Operating Activities, with equal or greater prominence. Refer to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, Regulation G, and Question 102.10(a) of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Blaise Rhodes at 202-551-3774 or Keira Nakada at 202-551-3659 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services